Allegiance Capital, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2015 and 2014

	2015	2014
Balance, beginning of year	$153,245	$153,769
Net income	63,436	69,476
Members' distributions (net)	(145,466)	(70,000)
Balance, end of year	$ 71,215	$153,245

The accompanying notes are an integral part of these statements.